Exhibit 99.3

Operating and Financial Review and Prospects as of, and for the Six Months Ended, June 30, 2026

The following discussion and analysis of our operating and financial condition, results and prospects as of, and for the six months ended, June 30, 2026 (this “OFRP”) should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes that are included as an exhibit to the report of foreign private issuer on Form 6-K being furnished by Nano-X Imaging Ltd. (“Nanox”, the “Company”, “our company”, “we” or “us”) to the Securities and Exchange Commission (the “SEC”) today. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those risk factors discussed in “Item 3. Key Information— D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 30, 2026 (the “2025 annual report”), as updated in Nanox’s reports and disclosure documents filed with or furnished to the SEC since that time. Our interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The functional currency of Nanox is the U.S. dollar.

Results of Operations

Comparison of the six months ended June 30, 2026 and 2025

We analyze below various components of our results of operations for the six months ended June 30, 2026 (the “Reported Period”) as compared to the six months ended June 30, 2025 (the “Comparable Period”):

Revenue

The table below summarizes our revenue, by segment and overall, during the subject periods:

	Six Months Ended June 30,
	2026	2025
	($ in thousands)
Teleradiology services	$6,055	$5,328
Nanox.ARC	329	254
AI and Software Solutions	2,083	273
Total	$8,467	$5,855

For the Reported Period, we reported revenue of $8.5 million, compared to $5.9 million for the Comparable Period, an increase of 45%. During the Reported Period, we generated revenue through teleradiology services in an amount of $6.1 million, the sale and deployment of our Nanox.ARC systems in an amount of $0.3 million, and the sale of AI and Software Solutions in an amount of $2.1 million. The increase in revenue from teleradiology services during the Reported Period was $0.7 million, or 14%. The increase in revenue from the sale and deployment of our Nanox.ARC systems during the Reported Period was $0.1 million, or 30%. The increase in revenue from AI and Software Solutions during the Reported Period was $1.7 million, or 663%. The increase in revenue from teleradiology services during the Reported Period relative to the Comparable Period was primarily due to higher demand for teleradiology services. The increase in revenue from AI and Software Solutions during the Reported Period relative to the Comparable Period was primarily due to the consolidation of the Nanox Health IT business, which accounted for $1.8 million of revenue in the Reported Period.

Cost of Revenue

The table below summarizes our cost of revenue incurred by segment and overall during the periods presented:

	Six Months Ended June 30,
	2026	2025
	($ in thousands)
Teleradiology services	$4,785	$4,402
Nanox.ARC	3,713	3,570
AI and Software Solutions	5,536	4,172
Total	$14,034	$12,144

For the Reported Period, we reported cost of revenue of $14.0 million, compared to $12.1 million for the Comparable Period, an increase of 16%. The increase in total cost of revenue was driven primarily by the AI and Software Solutions segment. The growth in this segment was driven primarily by the consolidation of the Nanox Health IT business, which accounted for $1.4 million of cost of revenue in the Reported Period.

During the Reported Period, we incurred cost of revenue: for the sale of teleradiology services in an amount of $4.8 million, representing an increase of 9%; for the sale of Nanox.ARC systems in an amount of $3.7 million, representing an increase of 4%; and for the sale of AI and Software Solutions in an amount of $5.5 million, representing an increase of 33%.

During the Reported Period, the cost of revenue through the sale of teleradiology services consisted mainly of the cost of radiologists and the cost of picture archiving and communication software in an amount of $3.7 million and amortization of intangible assets of $0.8 million. During the Comparable Period, the cost of revenue through the sale of teleradiology services consisted mainly of the cost of radiologists and the cost of picture archiving and communication software in an amount of $3.3 million and amortization of intangible assets of $1.1 million.

During the Reported Period, the cost of revenue through the sale of Nanox.ARC systems consisted mainly of cost of labor in an amount of $1.1 million and cost of materials in an amount of $1.2 million. During the Comparable Period, the cost of revenue through the sale of Nanox.ARC systems consisted mainly of cost of labor in an amount of $0.9 million and cost of materials in an amount of $1.8 million.

During the Reported Period, the cost of revenue through the sale of AI and Software Solutions consisted mainly of salaries and wages expenses in an amount of $0.3 million, amortization of intangible assets of $4.0 million, and software subscription and support of $0.9 million. During the Comparable Period, the cost of revenue through the sale of AI and Software Solutions consisted mainly of salaries and wages expense in an amount of $0.2 million and amortization of intangible assets of $4.0 million.

Cost of Revenue – Impairment of Intangible Assets

The table below summarizes our Cost of Revenue – Impairment of Intangible Assets incurred by segment and overall during the periods presented:

	Six Months Ended June 30,
	2026	2025
	($ in thousands)
Teleradiology services	$-	$-
Nanox.ARC	-	-
AI and Software Solutions	40,695	-
Total	$40,695	$-

In accordance with applicable accounting standards, as of June 30, 2026, we performed an impairment assessment of our asset groups. The impairment assessment was triggered by a significant decline in our share price and reduced forecasted revenues and operating results. We recorded an impairment charge of $40.7 million, which was recorded to cost of revenues - impairment of intangible assets, reducing the fair value of the intangible assets related to our AI solutions business unit (excluding Nanox Health IT) to $1.9 million.

We also re-evaluated the remaining useful lives of our intangible assets and concluded that no changes were necessary. The impairment charge did not result in any cash outflow or impact our liquidity and is excluded from the calculation of adjusted EBITDA loss for the period. For additional information, please see “Intangible Assets” below.

Research and Development Expenses

The table below summarizes our research and development expenses incurred during the Reported Period and Comparable Period, broken down by type of expense:

	Six Months Ended June 30,
	2026	2025
	($ in thousands)
Salaries and wages	$5,743	$5,403
Share-based compensation	432	693
R&D expenses	1,681	1,879
Other	1,649	1,837
Total	$9,505	$9,812

Research and Development expenses were $9.5 million for the Reported Period, compared to $9.8 million for the Comparable Period, a decrease of 3%. The decrease in Research and Development expenses was primarily attributable to a decrease in share-based compensation of $0.3 million and a decrease in R&D expenses of $0.2 million, which were offset in part by an increase in salaries and wages of $0.3 million.

The table below summarizes our Research and Development expenses per category of operations incurred during the Reported Period and Comparable Period:

	Six Months Ended June 30,
	2026	2025
	($ in thousands)
Nanox.ARC	$7,253	$7,546
AI and Software Solutions	2,188	2,201
Radiology services	64	65
Total	$9,505	$9,812

Research and Development expenses for our Nanox.ARC segment of operations were $7.2 million for the Reported Period, compared to $7.5 million for the Comparable Period, representing a decrease of 4%. The decrease in this segment was primarily attributable to a decrease in share-based compensation of $0.3 million and a decrease in R&D expenses of $0.2 million, which were offset in part by an increase of $0.2 million in salaries and wages.

Sales and Marketing Expenses

The table below summarizes our sales and marketing expenses incurred by component during the Reported Period and Comparable Period:

	Six Months Ended June 30,
	2026	2025
	($ in thousands)
Salaries and wages	$2,401	$933
Share-based compensation	232	172
Amortization of intangible assets	221	194
Sales and marketing activities	1,210	879
Total	$4,064	$2,178

Sales and Marketing expenses were $4.1 million for the Reported Period, compared to $2.2 million for the Comparable Period, an increase of 87%. The increase in Sales and Marketing expenses was primarily attributable to an increase in salaries and wages in an amount of $1.5 million and an increase in sales and marketing activities in an amount of $0.3 million.

The table below summarizes our sales and marketing expenses per segment of operation incurred during the Reported Period and Comparable Period:

	Six Months Ended June 30,
	2026	2025
	($ in thousands)
Nanox.ARC	$3,175	$1,885
AI and Software Solutions	624	85
Teleradiology services	265	208
Total	$4,064	$2,178

Sales and Marketing expenses through our Nanox.ARC segment of operation were $3.2 million for the Reported Period, compared to $1.9 million for the Comparable Period, representing an increase of 68%. The increase was primarily attributable to the increase in salaries and wages of $1.0 million.

Sales and Marketing expenses through our AI and Software Solution segment of operation were $0.6 million for the Reported Period, compared to $0.1 million for the Comparable Period, representing an increase of 634%. The increase was attributable to the increase in salaries and wages in an amount of $0.5 million, which was primarily attributable to the consolidation of Nanox Health IT.

Sales and Marketing expenses through our Teleradiology services segment of operation were $0.3 million for the Reported Period, compared to $0.2 million for the Comparable Period, representing an increase of 27%.

General and Administrative Expenses

The table below summarizes our general and administrative expenses incurred by component during the Reported Period and Comparable Period:

	Six Months Ended June 30,
	2026	2025
	($ in thousands)
Salaries and wages	$3,463	$3,688
Share-based compensation	972	1,307
Directors’ and officers’ insurance	322	461
Professional services	2,492	1,437
Legal fees	687	165
Rent and Maintenance	680	745
Office expenses	370	328
Directors fee	155	153
Software and IT	396	633
Insurance expenses	254	284
Depreciation and Amortization	70	77
Other	823	987
Total	$10,684	$10,265

General and Administrative expenses were $10.7 million for the Reported Period, compared to $10.3 million for the Comparable Period, an increase of 4%. The increase in General and Administrative expenses was primarily attributable to an increase in professional services of $1.1 million and an increase of $0.5 million in legal fees, which was mitigated in part by decrease in salaries in an amount of $0.3 million, a decrease in share-based compensation in an amount of $0.3 million, and a decrease in Software and IT expenses in an amount of $0.2 million.

The table below summarizes our General and Administrative expenses per segment of operation incurred during the Reported Period and Comparable Period:

	Six Months Ended June 30,
	2026	2025
	($ in thousands)
Nanox.ARC	$9,037	$8,522
AI and Software Solutions	728	137
Teleradiology services	919	1,606
Total	$10,684	$10,265

General and Administrative expenses through our Nanox.ARC segment of operations were $9.0 million for the Reported Period, compared to $8.5 million for the Comparable Period, an increase of 6%. The increase was primarily attributable to an increase of $0.8 million in professional services expenses, and an increase of $0.5 million in legal fees. This increase was mitigated in part by a decrease of $0.3 million in share-based compensation, a decrease of $0.1 million in Directors’ and Officers’ insurance, and a decrease of $0.2 million in Software and IT expenses.

General and Administrative expenses through our AI and Software Solution segment of operation were $0.7 million for the Reported Period, compared to $0.1 million for the Comparable Period, representing an increase of 431%. The increase was attributable to the increase in salaries and wages of $0.3 million and the increase in professional services in an amount of $0.3 million, which derived from the consolidation of Nanox Health IT.

General and Administrative expenses through our Teleradiology services segment of operation were $0.9 million for the Reported Period, compared to $1.6 million for the Comparable Period, representing a decrease of 43%. The decrease was mainly attributable to the decrease in salaries and wages in the amount of $0.6 million.

Other Income

Other income was $0.5 million for the Reported Period, compared to $0 for the Comparable Period. The increase of $0.5 million was due to a settlement with a shareholder.

Net loss

The Company reported a net loss of $69.8 million for the Reported Period, compared to a net loss of $28.0 million for the Comparable Period, an increase of 149%. The increase of $41.8 million was largely due to the recording of cost of revenue - impairment of intangible assets in an amount of $40.7 million, an increase of $1.9 million in the Sales and Marketing expenses and an increase of $0.4 million in General and Administrative expenses, mitigated in part by a decrease of $0.3 million in the Research and Development expenses and an increase of $0.5 million in Other income.

Liquidity and Capital Resources

From our inception and prior to November 2021, we did not generate any revenue from product sales or otherwise and have incurred significant operating losses and negative cash flows from our operations. Beginning in the year ended December 31, 2021 and continuing in the year ended December 31, 2022, we generated revenue through the sale of teleradiology services and the sale of AI solutions following the completion of the acquisition of Nanox AI, and the acquisition of USARAD Holdings Inc. in November 2021. Beginning in the year ended December 31, 2023, we generated revenue through the sale of Nanox.CONNECT and scan services. During the year ended December 31, 2024, we began generating revenue from sales of imaging services from the Nanox Systems and other services. For the six months ended June 30, 2026, we also generated revenue from sales of imaging services from AI and software products, teleradiology and other services. Historically, we have funded our operations primarily with proceeds from the sale of our and our predecessor company’s ordinary shares.

Since our inception through June 30, 2026, we have accumulated a deficit of $518.5 million and our activities have been funded mainly by the sale of our ordinary shares and positive cash flow from the Teleradiology business segment. We expect to continue to incur significant costs related to our commercialization efforts and ongoing operations. As of June 30, 2026, our cash and cash equivalents and deposits were $31.4 million. Subsequent to June 30, 2026, we raised an aggregate amount of $8.5 million in gross proceeds through a registered direct offering and our at-the-market program. We continue to evaluate mitigating actions, including postponing expenses that are not based on firm commitments, and we intend to seek additional financing. However, there is no assurance that we will be able to obtain such financing or secure it on favorable terms. Our cash resources as of June 30, 2026 raised substantial doubt as to our ability to continue as a going concern. Our interim financial statements as of, and for the six-month period ended, June 30, 2026, do not include any adjustments that may be necessary should we be unable to continue as a going concern.

Cash Flows

The following table provides information regarding our cash flows during the Reported Period and Comparable Period:

	Six Months Ended June 30,
	2026	2025
	($ in thousands)
Net cash used in operating activities	$(25,548)	$(19,638)
Net cash provided by investing activities	7,790	30,216
Net cash provided by (used in) financing activities	(127)	$121
Effect on changes in exchange rates on cash balances in foreign currencies	(243)	(99)
Total	$(18,128)	$10,600

Net Cash used in Operating Activities

During the six months ended June 30, 2026 and 2025, net cash used in operating activities was $25.5 million and $19.6 million, respectively, resulting from net loss of $69.8 million and $28.0 million, respectively, adjusted for impairment of intangible assets of $40.7 million and nil, stock-based compensation changes of $1.7 million and $2.3 million, amortization of intangible assets of $5.0 million and $5.3 million, and non-cash charges of $3.1 million and $0.7 million, respectively.

Net Cash provided by Investing Activities

During the six months ended June 30, 2026 and 2025, net cash provided by investing activities was $7.8 million and $30.2 million, respectively. The change in investing cash flows was primarily due to a decrease in proceeds from maturity of marketable securities of $16.3 million and a decrease of $5.0 million in maturity of short-term deposits.

Net Cash provided by (used in) Financing Activities

During the six months ended June 30, 2026 and 2025, net cash provided by (used in) financing activities was $(0.1) million and $0.1 million, respectively. The change was primarily due to a decrease in proceeds from the issuance of ordinary shares and warrants, net of issuance costs, and an increase in payments due to settlement of contingent earnout liabilities.

Non-GAAP Financial Measures and Adjusted EBITDA

We present below in this OFRP certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), consisting of non-GAAP net loss and adjusted EBITDA loss. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

The Company’s definition of non-GAAP net loss adjusts GAAP net loss to exclude impairment of intangible assets, share-based compensation expenses, amortization of intangible assets, income related to settlement with a shareholder and changes in earnout liability. The Company’s definition of adjusted EBITDA loss reflects the adjustments described in the preceding sentence to the Company’s GAAP net loss, as further adjusted to exclude depreciation, financial expenses and tax expenses.

The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity.

Reconciliation of GAAP net loss to Non-GAAP net loss and to Adjusted EBITDA

	Six Months Ended June 30,
	2026	2025
	($ in thousands)
GAAP NET LOSS	(69,752)	(27,961)
Impairment of intangible assets	40,695	-
Share-based compensation	1,710	2,277
amortization of intangible assets	5,009	5,306
income related to settlement with a shareholder	(482)	-
changes in earnout liability	27	-
NON-GAAP NET LOSS	(22,793)	(20,378)
Depreciation	629	586
Income tax expenses (benefit)	25	(4)
Financial income	(308)	(616)
ADJUSTED EBITDA	(22,447)	(20,412)

Intangible Assets

During the second quarter of 2026, in connection with a significant decline in our share price, we identified indicators of impairment related to our AI Solutions business unit (excluding Nanox Health IT Inc.) and our Nanox. ARC business unit, which are at the lowest level of determining asset groups that generate cash flows separate from other asset groups. The indicator of impairment for each asset group was reduced forecasted revenues and operating results. As a result, we performed undiscounted cash flow analyses at each asset group level pursuant to ASC 360 to determine if the cash flows expected to be generated by each respective reporting unit over the estimated remaining useful life of the respective business unit’s primary asset were sufficient to recover the carrying value of each asset group.

Based on these analyses, we determined the undiscounted cash flows for the Nanox. ARC asset group was sufficient to recover its carrying value whereas the undiscounted cash flows for the AI Solutions asset group was not sufficient to recover the carrying value of its long-lived assets.

As a result, we determined the fair value of the AI Solutions asset group. To estimate the fair value of the asset group, we utilized Level 3 measures that represent unobservable inputs, under the income approach, which is based on a discounted cash flow (DCF) analysis using market participants’ assumptions and calculates the fair value by estimating the after-tax cash flows attributable to the asset group and then discounting the after-tax cash flows to present value using a risk-adjusted discount rate.

Assumptions used in the DCF require significant judgment, including judgment about appropriate discount rates, growth rates, and the amount and timing of expected future cash flows. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5.5 years following the assessment date, including expected revenue growth, costs to sales and operating expenses and (b) a discount rate of 25.3% (after tax) which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the AI solutions asset group operations and the uncertainty inherent in our internally developed forecasts. The forecasted cash flows for the AI Solutions asset group were based on our most recent strategic plan and for periods beyond the strategic plan, and our estimates were based on assumed growth rates expected as of the measurement date. We believe our assumptions were consistent with the plans and estimate that a market participant would use to manage our business. As a result of this analysis, we determined that the fair value of the asset group was below its carrying value.

To record the asset group to fair value, we recorded an impairment charge of $40.7 million during the second quarter of 2026 recorded to cost of revenues – Impairment of intangible assets, reducing the fair value of this asset group to $1.9 million. The impairment charge was allocated to the long-lived assets on a pro-rata basis as follows: $13.6 million to developed technology and $27.1 million to Image big data. Actual operating results and the related cash flows of the asset group could differ from the estimated operating results and related cash flows. In the event the asset group does not meet its forecasted projections, additional impairment charges could be recorded in the future. We also re-evaluated the remaining useful lives of the intangible assets and concluded no changes were necessary.

Subsequent Events

a.	At-the-Market Sales

During July 2026, we issued a total of 527,300 ordinary shares, utilizing an at-the-market offering facility, resulting in net proceeds of approximately $0.5 million, after deducting sales commissions and estimated offering expenses of $12 thousand paid to Cantor Fitzgerald & Co. and Mizuho Securities USA LLC, as the Sales Agents.

b.	Registered direct offering

On August 7, 2026, we completed a registered direct offering in which we sold to a single institutional investor 3,700,000 of our ordinary shares and 4,300,000 pre-funded warrants to purchase up to 4,300,000 ordinary shares, along with 8,000,000 ordinary warrants to purchase up to 8,000,000 ordinary shares (representing 100% coverage), at a combined purchase price of $1.00 per ordinary share and accompanying ordinary warrant (or $0.9999 per pre-funded warrant and accompanying ordinary warrant). The pre-funded warrants sold in the offering had an exercise price of $0.0001 per underlying ordinary share, were immediately exercisable, and were not to expire until exercised in full. The ordinary warrants have an exercise price of $1.15 per ordinary share, will be exercisable beginning six months following issuance and will expire five years from the closing date of the offering.  Each of the pre-funded warrants and the ordinary warrants could not be exercised to the extent that exercise would raise the beneficial ownership of the investor above 4.99% of our ordinary shares. All pre-funded warrants were subsequently exercised by the investor, in August 2026. The gross proceeds to the Company from the offering were approximately $8 million, while agent fees and other offering expenses were estimated at $0.65 million.

c.	Grant of RSUs

On August 13, 2026, we granted employees a total of 1,465,256 restricted share units (“RSUs”). The RSUs will vest and settle for underlying ordinary shares over a period of two years from the grant date, in four equal installments, such that 25% of the RSUs will vest every six months following the grant date, subject to each grantee’s continued service through each applicable vesting date. The fair value of the RSUs was approximately $1.5 million.

d.	Nanox Korea restructuring

In recent months, we furthered the broad restructuring of our operations in Korea, including transitioning substantially all chip manufacturing activities to qualified third-party manufacturing partners and undertaking other efficiency initiatives, including a 67% reduction in workforce. The restructuring is expected to result in approximately $0.9 million of restructuring-related expenses and is expected to generate annual cost savings of approximately $2 million starting in 2027.